                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                                      Under
                       The Securities Exchange Act of 1934
                             (Amendment No. ______)*

                                ---------------

                                Verticalnet, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   92532L 10 7
                                 (CUSIP Number)

                              Henry N. Nassau, Esq.
                      Managing Director and General Counsel
                          Internet Capital Group, Inc.
                                  600 Building
                              435 Devon Park Drive
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                    COPY TO:
                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                      Philadelphia, Pennsylvania 19103-2793

                                  March 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92532L 10 7                                         Page 2 of 16 Pages



1)       NAME OF REPORTING PERSONS                Internet Capital Group, Inc.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                     23-2996071

2)       CHECK THE APPROPRIATE BOX                (A) [ ]
         IF A MEMBER OF A GROUP                   (B) [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)       WC/OO

5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

NUMBER OF SHARES                   7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                  POWER                          0
REPORTING PERSON WITH              8)       SHARED VOTING
                                            POWER                  35,841,747*
                                   9)       SOLE DISPOSITIVE
                                            POWER                          0
                                   10)      SHARED DISPOSITIVE
                                            POWER                  35,841,747*

11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON           35,841,747*

12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES      [X]
         (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                    31.6%

14)      TYPE OF REPORTING PERSON (SEE            CO
         INSTRUCTIONS)

* Excludes 28,376 shares of Common Stock held by Mr. Douglas A. Alexander, a Managing Director of Internet Capital Group, Inc. Also excludes 51,592 shares of Common Stock held by Mr. Walter W. Buckley, III, the Chief Executive Officer and Chairman of the Board of Directors of Internet Capital Group, Inc. and the President and a Director of ICG Holdings, Inc., a wholly-owned subsidiary of Internet Capital Group, Inc. Internet Capital Group, Inc. disclaims beneficial ownership of such securities held by Messrs. Alexander and Buckley. Messrs. Alexander and Buckley have disclaimed beneficial ownership of such securities held by Internet Capital Group, Inc. Excludes an aggregate of 136,228 shares of Common Stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited

CUSIP NO. 92532L 10 7                                         Page 3 of 16 Pages



partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Internet Capital Group, Inc. disclaims beneficial ownership of such shares.

CUSIP NO. 92532L 10 7                                         Page 4 of 16 Pages



1)       NAME OF REPORTING PERSONS                           ICG Holdings, Inc.
         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                51-0396570

2)       CHECK THE APPROPRIATE BOX                           (A)  [ ]
         IF A MEMBER OF A GROUP                              (B)  [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  OO

5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

NUMBER OF SHARES                   7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                  POWER                          0
REPORTING PERSON WITH              8)       SHARED VOTING
                                            POWER                  25,318,644*
                                   9)       SOLE DISPOSITIVE
                                            POWER                          0
                                   10)      SHARED DISPOSITIVE
                                            POWER                  25,318,644*

11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      25,318,644*

12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [X]
         (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               22.3%

14)      TYPE OF REPORTING PERSON (SEE                       CO
         INSTRUCTIONS)

* Excludes 28,376 shares of Common Stock held by Mr. Douglas A. Alexander, a Managing Director of Internet Capital Group, Inc., the parent company and sole stockholder of ICG Holdings, Inc. Also excludes 51,592 shares of Common Stock held by Mr. Walter W. Buckley, III, the President and a Director of ICG Holdings and the Chief Executive Officer and Chairman of the Board of Directors of Internet Capital Group, Inc. ICG Holdings disclaims beneficial ownership of such securities held by Messrs. Alexander and Buckley. Messrs. Alexander and Buckley have disclaimed beneficial ownership of such securities held by ICG Holdings.

CUSIP NO. 92532L 10 7                                         Page 5 of 16 Pages



ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Verticalnet, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 700 Dresher Road, Horsham, Pennsylvania 19044. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, the number of shares of the Company's Common Stock outstanding as of October 31, 2001 was 98,561,793. According to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission as of January 4, 2002, the Company issued approximately 14,300,000 shares of its Common Stock in connection with the merger on December 28, 2001 of Atlas Commerce, Inc. ("Atlas") into Everest Acquisition Co., a wholly-owned subsidiary of the Company. Based on the foregoing disclosures by the Company, approximately 112,861,793 shares of the Company's Common Stock are outstanding as of the date hereof.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at 435 Devon Park Drive, Building 600, Wayne, Pennsylvania 19087; and (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings" and together with ICG, the "Reporting Persons"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702. ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. The information required by Item 2 of Schedule 13D about the identity and background of the executive officers and directors of: (i) ICG is set forth on Schedule I hereto; and (ii) Holdings is set forth on Schedule II hereto.

                  (d) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

                  (e) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On July 22, 1996, the Company issued a demand note to ICG in exchange for a $60,000 loan from ICG funded from working capital. On September 12, 1996, ICG purchased 512,821 shares of the Company's Series A Convertible Preferred Stock for an aggregate cash purchase price of $940,000 funded by working capital and conversion of the $60,000 demand note. ICG's Series A shareholdings automatically converted into 2,442,000 shares of the Company's Common Stock upon the Company's initial public offering ("IPO") on February 11, 1999. Adjusted for the Company's subsequent forward 2:1 stock splits effective on August 23, 1999 and April 3, 2000, these holdings presently constitute 9,768,000 shares of Common Stock of the Company.

CUSIP NO. 92532L 10 7                                         Page 6 of 16 Pages



                  On December 31, 1996, ICG purchased 7,891 shares of the Company's Common Stock for a purchase price of $25,000 funded from working capital. Adjusted for the Company's subsequent forward 2:1 stock splits, these holdings presently constitute 31,564 shares of Common Stock of the Company.

                  On May 31, 1997, June 6, 1997, June 30, 1997 and July 10,
1997, the Company issued demand notes in exchange for loans from ICG totaling $650,000 in the aggregate funded from working capital. On July 18, 1997, ICG purchased 4,734,232 shares of the Company's Series A Convertible Preferred Stock for an aggregate cash purchase price of $1,350,000 funded by working capital and conversion of the $650,000 in demand notes. ICG's Series B shareholdings automatically converted into 2,427,811 shares of the Company's Common Stock upon the Company's IPO on February 11, 1999. Adjusted for the Company's subsequent forward 2:1 stock splits, these holdings presently constitute 9,711,244 shares of Common Stock of the Company.

                  On February 26, 1998, March 20, 1998, March 31, 1998, April 8,
1998, April 14, 1998, April 21, 1998 and April 28, 1998, the Company issued demand notes in exchange for loans from ICG totaling $1,520,000 in the aggregate funded from working capital. On May 11, 1998, ICG purchased 2,222,223 shares of the Company's Series D Convertible Preferred Stock for an aggregate cash purchase price of $2,480,000 funded by working capital and conversion of the $1,520,000 in demand notes. ICG's Series D shareholdings automatically converted into 1,139,602 shares of the Company's Common Stock upon the Company's IPO on February 11, 1999. Adjusted for the Company's subsequent forward 2:1 stock splits, these holdings presently constitute 4,558,408 shares of Common Stock of the Company.

                  On May 12, 1998, the Company granted ICG warrants to purchase 85,470 shares of Common Stock at an exercise price of $3.51 per share in consideration for certain guarantees of the Company's bank debt by ICG. The warrants have not been exercised and, split-adjusted, are presently exercisable within sixty days for 341,880 shares of the Company's Common Stock.

                  On November 25, 1998, ICG purchased with funds provided by working capital Convertible Notes of the Company in the principal amount of $5,000,000. On January 19, 1999, the Company repaid $833,563 principal amount of these Convertible Notes and on February 24, 1999, ICG sold $2,083,221 in principal amount of the notes to another party. The residual $2,083,216 principal amount of the note was converted into 130,201 shares of the Company's Common Stock upon the Company's IPO. Adjusted for the Company's subsequent forward 2:1 stock splits, these holdings presently constitute 520,804 shares of Common Stock of the Company.

                  In connection with issuance of its Convertible Notes, on November 25, 1998, the Company granted holders of its Series D Preferred Stock warrants to purchase Common Stock exercisable at the Company's IPO price. Pursuant to these grants, ICG received warrants to purchase 34,186 shares of Common Stock, after giving effect to the transfer of certain warrants in conjunction with the sale by ICG of $2,083,216 principal amount of the notes in February 1999. The warrants have not been exercised and, split-adjusted, are presently exercisable within sixty days into 136,744 shares of the Company's Common Stock.

                  On October 7, 1999, ICG purchased with funds provided by working capital $5,000,000 in principal amount of the Company's Convertible Notes which are presently convertible into 250,000 shares of the Company's Common Stock.

                  In the aggregate, ICG purchased 24,590,020 split-adjusted shares of the Company's Common Stock, Convertible Notes presently convertible into 250,000 shares of the Company's Common Stock and warrants presently exercisable into 478,624 shares of the

CUSIP NO. 92532L 10 7                                         Page 7 of 16 Pages



Company's Common Stock.

                  ICG has transferred all securities of the Company held by it to Holdings in an inter-company transfer without consideration.

ITEM 4.           PURPOSE OF TRANSACTION

                  ICG has acquired the shares of Common Stock of the Company as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long-term, ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. ICG intends to review, from time to time, its interest in the Company on the basis of various factors, including but not limited to, the Company's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock of the Company on the open market or in privately negotiated transactions, or to dispose of all or a portion of its shares of Common Stock of the Company.

                  One representative of ICG, Walter W. Buckley, III, the Chief Executive Officer and Chairman of the Board of Directors of ICG, is currently a member of the Board of Directors of the Company. ICG anticipates that a second representative of ICG will be elected to the Company's Board of Directors and that ICG's strategic relationship with the Company will continue.

                  ICG has entered into a Joint Venture Agreement dated March 6, 2002 (the "JV Agreement") with Safeguard Scientifics, Inc. ("Safeguard") with respect to the shares of Common Stock of the Company controlled by each of ICG or Safeguard from time to time. Pursuant to the terms of the JV Agreement, ICG and Safeguard have agreed to vote all shares controlled by either of them for the election to the Board of Directors of the Company of two designees of ICG. The JV Agreement also provides, among other things, that ICG and Safeguard shall have certain rights of first refusal with respect to future sales by ICG or Safeguard of capital stock of the Company. Safeguard has reported on a Schedule 13G filed February 15, 2002 that it is the beneficial owner of 10,523,103 shares of the Company's Common Stock.

                  Except as set forth above, neither of the Reporting Persons has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) The table below sets forth the aggregate number of shares of Common Stock and percentage of the Company's outstanding Common Stock beneficially owned by each Reporting Person.

                                              Beneficial Ownership
                                   --------------------------------------------
                                   Number of Shares         Percentage of Total
                                   ----------------         -------------------
Internet Capital Group, Inc.        35,841,747   (2)              31.6%    (1)
ICG Holdings, Inc.                  25,318,644   (3)              22.3%    (1)

CUSIP NO. 92532L 10 7                                         Page 8 of 16 Pages



                  (1) Calculations based upon 112,861,793 shares outstanding (98,561,793 shares outstanding on October 31, 2001, plus approximately 14,300,000 shares issued by the Company pursuant to its merger with Atlas Commerce Inc. ("Atlas") as of December 28, 2001), warrants to purchase 478,624 shares exercisable within 60 days of the date hereof, and securities convertible into 250,000 shares within 60 days of the date hereof.

                  (2) Includes 25,318,644 shares beneficially owned by Holdings and 10,523,103 shares beneficially owned by Safeguard. ICG is the sole stockholder of Holdings, and each of ICG and Holdings have shared voting and dispositive power with respect to the shares beneficially held by Holdings. Safeguard and ICG have entered into the JV Agreement that, among other things, governs the voting and disposition of the Company's Common Stock beneficially owned by each of them. See Item 4 and Exhibit 2 hereof for more information. Safeguard disclaims beneficial ownership of all shares held by ICG. Safeguard Scientifics, Inc. is a Delaware corporation with its principal place of business and principal offices at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard identifies, develops and operates emerging technology companies, with a current focus primarily on the infrastructure technology industry, including communications, software and e-Services. To the best knowledge of the Reporting Persons, (i) Safeguard has not been convicted in a criminal proceeding during the last five years, and (ii) during the last five years Safeguard has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (3) Includes 24,590,020 shares owned directly, 478,624 shares from warrants exercisable within 60 days of the date hereof, and 250,000 shares related to Convertible Notes of the Company which may be converted within 60 days of the date hereof. Holdings is a wholly-owned subsidiary of ICG, with which it shares voting and dispositive power with respect to these securities.

                  (c) On March 6, 2002, ICG transferred 24,590,020 shares of Common Stock held by it to Holdings in an inter-company transfer without consideration, as disclosed in Item 3 hereto. ICG concurrently transferred to Holdings, in inter-company transfers without consideration, $5,000,000 in principal amount of Convertible Notes of the Company presently convertible into 250,000 shares of the Company's Common Stock and warrants presently exercisable into 478,624 shares of the Company's Common Stock.

                  (d) Safeguard is the beneficial owner of 10,523,103 shares of Common Stock of the Company which it holds subject to provisions of the JV Agreement between ICG and Safeguard, as described in Item 4 hereof. Safeguard has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, its holdings of the Company's securities.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  ICG and Safeguard are parties to the JV Agreement with respect to the shares of Common Stock of the Company controlled from time to time by either ICG or Safeguard, as described in Items 4 and 5 hereof. Other than the JV Agreement between ICG and Safeguard, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of

CUSIP NO. 92532L 10 7                                         Page 9 of 16 Pages



any securities of the Company, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1         Joint Filing Agreement dated March 15, 2002.

                  Exhibit 2 Joint Venture Agreement dated March 6, 2002 between ICG and Safeguard.

CUSIP NO. 92532L 10 7                                        Page 10 of 16 Pages


                                    Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated    March 15, 2002                 INTERNET CAPITAL GROUP, INC.


                                        By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry N. Nassau
                                            Managing Director, General Counsel &
                                            Secretary

Dated    March 15, 2002                 ICG HOLDINGS, INC.

                                        By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry N. Nassau
                                            Vice President & Secretary

CUSIP NO. 92532L 10 7                                        Page 11 of 16 Pages

                                   SCHEDULE I

Name                                     Present Principal Employment                 Business Address
----                                     ----------------------------                 ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III                   Chairman & Chief Executive Officer           Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Edward H. West                           President, Chief Operating Officer,          Internet Capital Group, Inc.
                                         Chief Financial Officer & Managing           435 Devon Park Drive
                                         Director                                     Building 600
                                                                                      Wayne, PA  19087

Henry N. Nassau                          Managing Director, General Counsel &         Internet Capital Group, Inc.
                                         Secretary                                    435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                              (same as above)

Robert E. Keith, Jr.                     President & Chief Executive Officer          TL Ventures
                                                                                      700 Building
                                                                                      435 Devon Park Drive
                                                                                      Wayne, PA  19087

David Berkman                            Managing Partner                             Liberty Associated Partners, L.P.
                                                                                      3 Bala Plaza
                                                                                      Suite 502
                                                                                      Bala Cynwyd, PA  19004

Kenneth A. Fox                           Managing Director, M&A                       Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Warren V. Musser                         Chairman Emeritus                            Safeguard Scientifics, Inc.
                                                                                      435 Devon Park Drive
                                                                                      700 Building
                                                                                      Wayne, PA 19087

CUSIP NO. 92532L 10 7                                        Page 12 of 16 Pages

Thomas P. Gerrity                        Professor and Director of the                The Wharton School
                                         e-Business Initiative                        University of Pennsylvania
                                                                                      1000 Steinberg Hall
                                                                                      Philadelphia, PA 19104

Michael D. Zisman                        Executive Vice President-Strategy            Lotus Development Corporation
                                                                                      55 Cambridge Parkway
                                                                                      Cambridge, MA  02142

CUSIP NO. 92532L 10 7                                        Page 13 of 16 Pages
                                   SCHEDULE II

Name                                     Present Principal Employment                 Business Address
----                                     ----------------------------                 ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III                   President                                    Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Kenneth A. Fox                           Vice President                               Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Henry N. Nassau                          Vice President & Secretary                   Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Edward H. West                           Chief Financial Officer & Assistant          Internet Capital Group, Inc.
                                         Secretary                                    435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

Philip A. Rooney                         Vice President                               Internet Capital Group, Inc.
                                                                                      435 Devon Park Drive
                                                                                      Building 600
                                                                                      Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                              (same as above)

Henry N. Nassau                          (same as above)                              (same as above)

Edward H. West                           (same as above)                              (same as above)

Philip A. Rooney                         (same as above)                              (same as above)

CUSIP NO. 92532L 10 7                                        Page 14 of 16 Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

                  The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Verticalnet, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.

Dated March 15, 2002                    INTERNET CAPITAL GROUP, INC.


                                        By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry N. Nassau
                                            Managing Director, General Counsel &
                                            Secretary


Dated March 15, 2002                    ICG HOLDINGS, INC.

                                        By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry N. Nassau
                                            Vice President & Secretary

CUSIP NO. 92532L 10 7                                        Page 15 of 16 Pages


                                                                       Exhibit 2

                             JOINT VENTURE AGREEMENT

This Agreement is made as of March 6, 2002 by and between Internet Capital Group, Inc. ("ICG") and Safeguard Scientifics, Inc. ("SSI").

WHEREAS, SSI and ICG and certain entities controlled by them own and/or have the right to acquire substantial numbers of shares of voting capital stock of Verticalnet, Inc. (the "Company"); and

WHEREAS, SSI and ICG desire to act jointly with respect to their interest in the Company.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Election of Directors. Each of SSI and ICG will vote all shares of the Company that it currently owns or hereafter acquires, and will use reasonable efforts in good faith to cause all other Company shareholders controlled by it to vote all of their shares of the Company currently owned or hereafter acquired, to elect to and maintain on the Company's Board of Directors, two designees of ICG reasonably acceptable to SSI.

2. Other Votes. The parties will consult with each other with regard to all matters submitted to a vote of the shareholders of the Company, and will attempt in good faith to agree on a course of action which is in the best interests of both SSI and ICG.

3. Right of First Refusal. If either of SSI or ICG or any of their majority owned subsidiaries intends to sell to an unaffiliated buyer less than all of its shares of capital stock of the Company, it will first offer to sell such shares to the other party at the fair market price of the shares, based on the average closing price of the common stock of the Company as reported on the principal market or exchange on which such shares trade for the five trading days immediately preceding the date on which the offer expires. Such offer will expire at 4:00 eastern time on the first trading day after the date the offer was made. If the offer is accepted for any or all of the shares, the parties will each be obligated to complete the transaction at the offered price within five business days after acceptance. If the offer is not accepted in whole, then the selling party may sell the remaining offered shares at any time within fifty days after the offer was made at a price of at least 80% of the market price at the time of the sale.

4. Sale of Entire Interest. If either of SSI or ICG desires to sell to an unaffiliated buyer in one or a series of related transactions all of the shares of capital stock of the Company owned by such party and its majority owned subsidiaries, such party will first discuss such intention with the other party and will attempt in good faith to provide the other party to have the opportunity either to purchase all of the shares owned by the selling party and its subsidiaries or to participate in the sale of shares to the unaffiliated buyer.

CUSIP NO. 92532L 10 7                                        Page 16 of 16 Pages



5. Notification Regarding Sale of Securities. ICG will provide SSI 50 days prior written notice of any sale by ICG of shares of Company common stock unless the Company shall not at the time of sale be deemed to be "controlled" by ICG within the meaning of the Investment Company Act of 1940, as amended, and the regulations promulgated thereunder; provided, however, that this notice requirement shall terminate at such time after the date hereof as SSI has sold, whether in one transaction or a series of transactions, an aggregate of 2,500,000 shares of Company common stock at a price per share in excess of $1.00.

6. Management of the Company. Each of SSI and ICG acknowledges that (i) it is concerned with the management of the Company and intends to actively participate in discussions with the other party regarding the business of the Company and (ii) it has substantial expertise in the e-commerce industry. The parties will coordinate their public statements regarding this Agreement and the Company, including appropriate filings under
         Section 13 of the Securities Exchange Act of 1934, as amended.

7. Term and Termination. This Agreement shall continue in effect until the earliest of (a) the date the parties mutually agree in writing to terminate or amend this Agreement, (b) the date that is 180 days after either party notifies the other in writing of its intent to terminate this agreement and (c) the date that the aggregate number of shares of the Company owned by either ICG or SSI is less than 3% of all of the outstanding shares of all classes of Common Stock of the Company on a combined basis. This Agreement shall terminate automatically if it is determined by relevant authority not to create a valid joint venture; provided that the parties will prior to such termination meet to discuss in good faith and to determine whether this Agreement could be modified to constitute a valid joint venture so long as such modifications do not materially alter the respective rights and obligations of the parties.

8. Non-assignable Agreement. This Agreement, and the rights and obligations of the parties hereunder, shall be binding on the parties and their successors, but may not be otherwise assigned by either party.

9. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to contracts made and to be performed entirely within that state between residents of that state.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INTERNET CAPITAL GROUP, INC.                    Safeguard Scientifics, inc.

By:      HENRY N. NASSAU                        By:      N. J. KLAUDER
         ----------------------------------              -----------------------
Name:    Henry N. Nassau                        Name:    N. J. Klauder
Title:   Managing Director, General Counsel     Title:   Managing Director &
         & Secretary                                     General Counsel